EXHIBIT 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three Months Ended March 31,2008 and 2007

	Three Months Ended
	March 31,
	2008	2007
	(In thousands of dollars)
BASIC EARNINGS PER SHARE

Average common shares outstanding	84,127	81,890

Net (loss) income	$(34,394)	$92,363

Basic (loss) earnings per share	$(0.41)	$1.13

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	84,127	81,890
Common stock equivalents	—	464

Adjusted weighted average diluted shares outstanding	84,127	82,354

Net (loss) income	$(34,394)	$92,363

Diluted (loss) earnings per share	$(0.41)	$1.12

(1)	Per Statement of Financial Accounting Standards No. 128, “Earnings Per Share”, for the three months ended March 31, 2008 the diluted weighted-average shares are equivalent to the basic weighted average shares due to a net loss from continuing operations.